                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 4)*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             MAI SYSTEMS CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   552620 20 5
                                 (CUSIP Number)

                               GARY J. COHEN, ESQ.
                                 SIDLEY & AUSTIN
                              555 WEST FIFTH STREET
                       LOS ANGELES, CALIFORNIA 90013-1010
                                 (213) 896-6013

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                OCTOBER 30, 1998
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                  NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.


                       (Continued on following pages)

CUSIP NO. 552620 20 5                 13D                 Page 2 of 8 Pages


-------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    CANYON CAPITAL ADVISORS LLC
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  /X/  (b)  / /
-------------------------------------------------------------------------------
      3       SEC USE ONLY
-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*
                   AF
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       / /
-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION
                   DELAWARE
-------------------------------------------------------------------------------
                     NUMBER                        7   SOLE VOTING POWER
                       OF                                   1,668,700
                     SHARES                       -----------------------------
                  BENEFICIALLY                     8   SHARED VOTING POWER
                    OWNED BY                      -----------------------------
                    REPORTING                      9   SOLE DISPOSITIVE POWER
                     PERSON                                 1,668,700
                      WITH                        -----------------------------
                                                  10   SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON
                  1,668,700
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
              CERTAIN SHARES*                                               / /
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                  15.7%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
                   OO
-------------------------------------------------------------------------------


                   * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 552620 20 5                 13D                 Page 3 of 8 Pages


-------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    MITCHELL R. JULIS
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  /X/  (b)  / /
-------------------------------------------------------------------------------
      3       SEC USE ONLY
-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*
                   AF; PF
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       / /
-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION
                   UNITED STATES
-------------------------------------------------------------------------------
                     NUMBER                        7   SOLE VOTING POWER
                       OF                         -----------------------------
                     SHARES                        8   SHARED VOTING POWER
                  BENEFICIALLY                              1,668,700
                    OWNED BY                      -----------------------------
                    REPORTING                      9   SOLE DISPOSITIVE POWER
                     PERSON                       -----------------------------
                      WITH                        10   SHARED DISPOSITIVE POWER
                                                            1,668,700
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON
                  1,668,700
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
              CERTAIN SHARES*                                               / /
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                  15.7%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
                   IN
-------------------------------------------------------------------------------


                   * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 552620 20 5                 13D                 Page 4 of 8 Pages


-------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    JOSHUA S. FRIEDMAN
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  /X/  (b)  / /
-------------------------------------------------------------------------------
      3       SEC USE ONLY
-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*
                   AF; PF
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       / /
-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION
                   UNITED STATES
-------------------------------------------------------------------------------
                     NUMBER                        7   SOLE VOTING POWER
                       OF                         -----------------------------
                     SHARES                        8   SHARED VOTING POWER
                  BENEFICIALLY                              1,668,700
                    OWNED BY                      -----------------------------
                    REPORTING                      9   SOLE DISPOSITIVE POWER
                     PERSON                       -----------------------------
                      WITH                        10   SHARED DISPOSITIVE POWER
                                                            1,668,700
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON
                  1,668,700
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
              CERTAIN SHARES*                                               / /
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                  15.7%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
                   IN
-------------------------------------------------------------------------------


                   * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 552620 20 5                 13D                 Page 5 of 8 Pages


-------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    R. CHRISTIAN B. EVENSEN
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  /X/  (b)  / /
-------------------------------------------------------------------------------
      3       SEC USE ONLY
-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*
                   AF; PF
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       / /
-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION
                   UNITED STATES
-------------------------------------------------------------------------------
                     NUMBER                        7   SOLE VOTING POWER
                       OF                         -----------------------------
                     SHARES                        8   SHARED VOTING POWER
                  BENEFICIALLY                              1,668,700
                    OWNED BY                      -----------------------------
                    REPORTING                      9   SOLE DISPOSITIVE POWER
                     PERSON                       -----------------------------
                      WITH                        10   SHARED DISPOSITIVE POWER
                                                            1,668,700
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON
                  1,668,700
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
              CERTAIN SHARES*                                               / /
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                  15.7%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
                   IN
-------------------------------------------------------------------------------


                   * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 552620 20 5                 13D                 Page 6 of 8 Pages


-------------------------------------------------------------------------------

         This Amendment No. 4 ("Amendment") relates to the Statement on
Schedule 13D, dated April 19, 1996, as amended by Amendment No. 1, dated February 18, 1997, Amendment No. 2, dated March 6, 1997, and Amendment No. 3, dated September 24, 1997 filed with the Securities and Exchange Commission on behalf of CPI Securities L.P., a California limited partnership ("CPI"), Canpartners Incorporated, a California corporation ("Canpartners"), The Value Realization Fund, L.P., a Delaware limited partnership ("VRF"), The Canyon Value Realization Fund (Cayman), Ltd., a Cayman Islands corporation ("CVRF"), GRS Partners II, an Illinois general partnership ("GRS") and Messrs. Julis, Evensen, and Friedman. VRF, CVRF and GRS (collectively, the "Managed Accounts") are each managed by Canyon Capital Advisors LLC, a Delaware limited liability company ("CCA"). CPI is controlled by Messrs. Evensen, Friedman and Julis. CCA, as investment advisor to the Managed Accounts, and Messrs. Julis, Evensen, and Friedman are the reporting persons ("Reporting Persons") with respect to the common stock, par value $0.01 per share ("Common Stock"), of MAI Systems Corporation, a Delaware corporation ("MAI").

         Item 3 is hereby amended to read in its entirety as follows:

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On October 30, 1998, the Reporting Persons sold 22,200 shares of Common Stock at a price of $3.5743 per share in an open market transaction for an aggregate consideration of $79,349.46 on behalf of the Managed Accounts.

         Item 4 is hereby amended to read in its entirety as follows:

ITEM 4.           PURPOSE OF TRANSACTION.

         The shares of Common Stock were held and disposed of for investment purposes only. The Common Stock was sold in an open market transaction. The Reporting Persons did not, at the time of such dispositions of the Common Stock, and do not presently, have any plan to dispose entirely of the remaining Common Stock. The Reporting Persons may acquire or dispose of additional shares of the Common Stock from time to time.

         Item 5 is hereby amended in its entirety to read as follows:

ITEM 5.           INTEREST IN SECURITIES OF ISSUER.

CUSIP NO. 552620 20 5                 13D                 Page 7 of 8 Pages


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         (a) As of the date hereof, each of the Reporting Persons, acting as a group within the meaning of Section 13(d)(3) of the Act, was the beneficial owner of an aggregate of 1,668,700 shares of Common Stock of MAI which constituted approximately 15.7% of the 10,622,802 shares of Common Stock outstanding as of June 30, 1998 (as reported in MAI's Quarterly Report on Form 10Q for the quarter ended June 30, 1998).

         (b) With respect to the 127,000 shares of Common Stock owned by CPI, CPI exercises both voting and dispositive power and since CPI is controlled by Messrs. Evensen, Friedman and Julis, such persons exercise both voting and dispositive power with respect to such shares. With respect to the 43,182 shares of Common Stock owned by VRFB, VRFB exercises both voting and dispositive power with respect to such shares and since VRFB is ultimately controlled by CCA, CCA exercises both voting and dispositive power with respect to such shares. With respect to the 662,868 shares of Common Stock owned by VRF, VRF exercises both voting and dispositive power with respect to such shares and since VRF is ultimately controlled by CCA, CCA exercises both voting and dispositive power with respect to such shares. With respect to the 659,250 shares of Common Stock owned by CVRF, CVRF exercises both voting and dispositive power and since the account of CVRF is ultimately controlled by CCA, CCA exercises both voting and dispositive power with respect to such shares. With respect to the 115,400 shares of Common Stock owned by GRS, GRS exercises both voting and dispositive power and since the account of GRS is ultimately controlled by CCA, CCA exercises both voting and dispositive power with respect to such shares. CCA is, in turn, controlled by Messrs. Evensen, Friedman, and Julis and each of these Reporting Persons therefore exercises both voting and dispositive power with respect to the shares of Common Stock owned by CPI, VRF, VRFB, CVRF, GRS and certain employees. Each of the Reporting Persons who is an individual exercises both voting and dispositive power over the shares of Common Stock acquired by them. Except as set forth in this Item 5(b), none of the Reporting Persons has voting or dispositive power over another Reporting Person's share of Common Stock.

         (c) Item 3 above sets forth by Reporting Persons the amount of shares which each Reporting Person has sold. All of the transactions reflected in Item 3 above were effectuated on October 30, 1998. None of the Reporting Persons have effected any other transaction in the Common Stock in the past 60 days.

         (d) No persons other than the Reporting Persons, each with respect to the shares of Common Stock have the right to receive or power to direct receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

         (e)      N/A.

CUSIP NO. 552620 20 5                 13D                 Page 8 of 8 Pages


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ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         CANYON CAPITAL ADVISORS LLC,
                                         a California limited liability company

                                         By: /s/ JOSHUA S. FRIEDMAN
                                            -----------------------------------
                                         Name:  Joshua S. Friedman
                                         Title: Managing Director


                                         INDIVIDUALLY,

                                           /s/ MITCHELL R. JULIS
                                         --------------------------------------
                                               Mitchell R. Julis


                                           /s/ JOSHUA S. FRIEDMAN
                                         --------------------------------------
                                               Joshua S. Friedman


                                           /s/ R. CHRISTIAN B. EVENSEN
                                         --------------------------------------
                                               R. Christian B. Evensen